UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: May 31, 2012
Washington, D.C. 20549	Estimated average burden
hours per response 2.50
FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  December 31, 2011
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Caspian Services, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

2319 Foothill Blvd., Suite 160
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84109
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexey Kotov	801	746-3700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the quarter ended December 31, 2011 total revenues will have decreased approximately 47% compared to the quarter ended December 31, 2010.  This decrease is attributable to anticipated reductions in vessel, geophysical and marine base revenues of approximately 45%, 50% and 56%, respectively as delays in the development of the Kashagan field and difficulties in the credit markets continue to negatively impact our business.

The Company believes that total costs and operating expenses will have decreased approximately 28% during the three months ended December 31, 2011.  While the Company has worked to decrease costs as much as possible, the Company anticipates that total costs and operating expenses during the first fiscal quarter 2012 will be approximately 125% of total revenues compared to 92% during the first fiscal quarter 2011.

The Company expects to realize a loss from continuing operations for the quarter ended December 31, 2011 of approximately $4.5 million compared to a loss from continuing operations of approximately $1.6 million during the quarter ended December 31, 2010. This increase in loss from operations during the first fiscal quarter 2012 is largely attributable to decreased revenues in all business segments as discussed in the preceding paragraphs.

During the quarter ended December 31, 2011, the Company anticipates realizing a net loss attributable to Caspian Services, Inc. (net of non-controlling interests) of approximately $4.5 million, compared to a net loss attributable to Caspian Services, Inc. of $1.1 million, during the quarter ended December 31, 2010.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2012	By	/s/ Indira Kalieva
Indira Kalieva
Chief Financial Officer